Exhibit 99.1

IAMGOLD shareholders re-elect board of directors

TSX: IMG    NYSE: IAG

TORONTO, May 23, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual and special meeting of shareholders on May 21, 2013, has resulted in the election of all the directors listed as nominees in management's information circular dated April 15, 2013.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	178,689,785	97.24	5,080,533	2.76
Donald K. Charter	128,535,535	69.94	55,234,783	30.06
W. Robert Dengler	178,753,527	97.27	5,016,791	2.73
Guy G. Dufresne	174,844,109	95.14	8,926,209	4.86
Richard J. Hall	179,309,973	97.57	4,460,345	2.43
Stephen J. J. Letwin	179,115,312	97.47	4,655,006	2.53
Mahendra Naik	174,935,150	95.19	8,835,168	4.81
William D. Pugliese	176,195,262	95.88	7,575,056	4.12
John T. Shaw	178,662,692	97.22	5,107,626	2.78
Timothy R. Snider	179,303,480	97.57	4,466,838	2.43

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD will advance those projects from its pipeline of exploration and expansion projects that can deliver attractive rates of return. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 23-MAY-13